1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
PHILIP T. HINKLE philip.hinkle.dechert.com +1 202 261 3460 Direct +1 202 261 3333 Fax

February 29, 2016

VIA EDGAR

Kimberly Browning

Christina Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	John Hancock Variable Insurance Trust (the “Registrant”)

File No. 333-209038; Form N-14 filed on EDGAR on January 19, 2016

Dear Mses. Browning and Fettig:

This letter responds to the comments to the Registrant’s registration statement and proxy solicitation materials on Form N-14 (the “Proxy Statement/Prospectus”) with respect to two series of the Registrant (each, an “Acquired Fund”) that will combine with two other series of the Registrant (each, an “Acquiring Fund” and together with the Acquired Funds, the “Funds”) as follows: (i) Money Market Trust B with Money Market Trust; and (ii) Real Return Bond Trust with Bond Trust (the “Reorganizations”). These comments were provided to Philip T. Hinkle and Joshua Katz of Dechert LLP (“Dechert”) by telephone on February 17, 2016 by Mses. Browning and Fettig of the staff of the Securities and Exchange Commission (the “SEC Staff”). Changes in disclosure resulting from accepted comments will be reflected in a definitive copy of the Proxy Statement/Prospectus to be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933, as amended (“1933 Act”).1

[1]	Terms not defined herein shall have the meanings ascribed to them in the Proxy Statement/Prospectus.

Accounting Comments

Consent of Independent Registered Public Accounting Firm

1. SEC Staff Comment: Please ensure the accuracy of all references in the “Consent Of Independent Registered Public Accounting Firm” (the “Consent”) to disclosure in the Proxy Statement/Prospectus.

Response: Accepted.

Overview of the Reorganization

2. SEC Staff Comment: Please attach a copy of the performance survivor analysis (“NAST analysis”) as an appendix to the SEC correspondence letter.

Response: Accepted. The NAST analysis for each Reorganization is attached hereto as Appendix A.

Letter to Variable Annuity and Variable Life Contract Owners

3(a) SEC Staff Comment: Please clarify the terminology used to describe the expected impact of each Reorganization on fund operating expenses. Please make conforming changes throughout the Proxy Statement/Prospectus.

Response: Accepted. The Registrant has clarified the terminology used to describe the expected impact of each Reorganization on fund operating expenses.

3(b) SEC Staff Comment: Please explain supplementally the basis for concluding that the expenses of each Reorganization should be borne entirely by the applicable Acquired Fund.

Response: The Registrant considered the following factors relating to the allocation of merger expenses: (i) because of its relatively low asset levels, Real Return Bond Trust is not economically viable as a standalone fund; (ii) each Acquired Fund would benefit from increased economies of scale following the Reorganization; (iii) Real Return Bond Trust would pay lower advisory fees as a result of the Reorganization; and (iv) each class of each Acquired Fund would have a lower total annual operating expense ratio before the application of expense waivers as a result of the Reorganization.

3(c) SEC Staff Comment: For consistency with the Agreement And Plan Of Reorganization, please add disclosure to the letter to variable annuity and variable life contract owners (the “Cover Letter”) indicating that if either Reorganization is not consummated, the expenses of that Reorganization will be paid by John Hancock Investment Management Services, LLC (“JHIMS”).

Response: Accepted. The following sentence has been added as the last sentence of the last paragraph under “The Reorganizations”:

“If either Reorganization is not consummated, the expenses of that Reorganization will be paid by JHIMS.”

Overview of the Reorganizations

4. SEC Staff Comment: Please disclose the percentage of Real Return Bond Trust’s securities that the Registrant expects will be sold in connection with the Reorganization. To the extent that the Registrant expects that the Fund’s repositioning will be significant, please disclose estimates of the following: (i) capital gains distributions, reflected as aggregate dollar amount and dollars per share; and (ii) brokerage costs, reflected as aggregate dollar amount and percentage of the Fund’s net assets. To the extent that all or substantially all of Real Bond Trust’s securities will be sold, please add related disclosure in a prominent location in the Proxy Statement/Prospectus.

Response: The Registrant currently expects that all of the securities of Real Return Bond Trust will be sold in connection with the Reorganization. The sale of the securities will result in an estimated realized loss of $3.2 million. The Registrant estimates that approximately $250,260 in brokerage costs will be incurred in connection with the Reorganization (approximately 0.35% of the Fund’s net assets). Related disclosure has been added at the end of “Overview of the Reorganizations.”

Comments Applicable to Both Proposals

5. SEC Staff Comment: To the extent that a Fund will pay all or a portion of the costs associated with its Reorganization, please add disclosure as a footnote or in the introductory sentences stating that the Annual Fund Operating Expenses does not reflect expenses expected to be incurred in connection with the Reorganization.

Response: Accepted. The following disclosure has been added to the paragraph introducing the Annual Fund Operating Expenses tables for Proposal 2: “Expenses do not reflect expenses expected to be incurred in connection with the Reorganization.”

Proposal 1

6(a) SEC Staff Comment: Footnote 2 to the Annual Fund Operating Expenses table states that the expense cap for Money Market Trust B is permanent. However, the Fund’s most recent semi-annual report and its prospectus on Form N-1A indicate that the expense cap will remain in effect until April 30, 2016 unless it is renewed at that time. Please reconcile or explain supplementally the reason for this discrepancy.

Response: Money Market Trust B is currently subject to (i) a permanent contractual expense cap, which terminates only if JHVIT, without the prior written consent of JHIMS, sells shares of Money Market Trust B to (or has shares of Money Market Trust B held by) any person other than the separate accounts of insurance companies affiliated with JHIMS; and (ii) a contractual expense cap that expires on April 30, 2017 unless renewed by mutual agreement of the Fund and JHIMS. Each agreement limits the Fund’s total annual operating expenses to 0.28%. The Registrant has modified the applicable footnote to reflect both arrangements.

6(b) SEC Staff Comment Please revise the fee waiver arrangement described in Footnote 3 to the Annual Fund Operating Expenses table to disclose the actual expense limits applicable to each share class of the combined Acquiring Fund.

Response: Accepted. Footnote 3 has been revised to indicate that the expense limits applicable to Series I, Series II, and Series NAV shares are 0.33%, 0.53%, and 0.28%, respectively.

6(c) SEC Staff Comment: In the introduction to the expense examples in the “Comparison of, and Effect on, Fund Operating Expenses” section, please disclose the period of time for which the examples assume that the applicable Fund’s fee waiver will extend.

Response: Accepted. The penultimate sentence in the introduction to the expense example has been revised to state: “The examples also assume that the investment has a 5% return each year and that each fund’s operating expenses remain the same (except that (i) the example for Money Market Trust B incorporates the expense cap arrangement for all periods; and (ii) the example for Money Market Trust and Money Market Trust pro forma incorporate the expense cap arrangement for only the first two years).”

6(d) SEC Staff Comment: The footnote to the management fee rate table in the “Investment Management Fees/Subadvisory Arrangements” section discloses that the Funds’ management fees are based on aggregate net assets. However, the Funds’ semi-annual report states that Money Market Trust B’s management fee is based on its average net assets, while Money Market Trust’s management fee is based on its aggregate net assets. Please reconcile or explain supplementally the reason for this discrepancy.

Response: The Registrant confirms that the disclosure in this section of the Proxy Statement/Prospectus is accurate. The Registrant notes that the discrepancy between the Proxy Statement/Prospectus and the annual report is due to the fact that, prior to April 6, 2016, Money Market Trust B’s assets were not aggregated with any other fund for purposes of computing its management fee.

6(e) SEC Staff Comment: Please confirm that the correct name of the trust to which John Hancock Money Market Fund belongs is “John Hancock Current Interest,” as currently disclosed in the footnote to the management fee rate table for Money Market Trust B and Money Market Trust.

Response: Confirmed.

Proposal 2

7(a) SEC Staff Comment: With respect to the management fee rate table in the “Investment Management Fees/Subadvisory Arrangements” section, please anchor the asterisk that appears next to “Bond Trust (Acquiring Fund).”

Response: Accepted. The asterisk has been moved to “Real Return Bond Trust (Acquired Fund),” and a corresponding asterisk has been added next to the disclosure underneath the table describing the calculation of the Fund’s aggregate net assets.

7(b) SEC Staff Comment: The bar charts depicting Real Return Bond Trust and Bond Trust’s calendar year total returns compare returns for two different share classes. To the extent that the Funds have performance information for the same share class, please explain supplementally why the chart does not show a comparison between those classes. Consider whether it would be appropriate to include a separate disclosure comparing the performance of the same class of each Fund.

Response: The Registrant has replaced the total return information presented for Real Return Bond Trust with total return information for Series NAV.

Summary of Agreement and Plan of Reorganization

8. SEC Staff Comment: The summary of the Agreement and Plan of Reorganization discloses that “[i]f the Plan is not approved by the shareholders of an Acquired Fund or is not consummated for any other reason, the Board will consider other possible courses of action for such fund.” Please provide examples of other actions that the Board would consider taking.

Response: This sentence has been revised to indicate that such possible courses of action may include “liquidating the Acquired Fund, continuing to operate the Acquired Fund as it currently exists, or merging the Acquired Fund with another series of JHVIT.”

Reasons for the Reorganizations

9(a) SEC Staff Comment: Please consider revising the “Reasons for the Reorganizations” section to disclose the reasons that triggered management’s decision to seek approval of the Reorganizations.

Response: Accepted. The following sentence has been added as the penultimate sentence of the first paragraph under “Reasons for the Reorganizations.”

“The Advisor recommended the approval of each Reorganization because, among other reasons, each Acquired Fund has relatively low asset levels and is not expected to grow.”

9(b) SEC Staff Comment: Disclosure in the “Reasons for the Reorganizations” section states that, with respect to the advisory fee for Real Return Bond Trust and Bond Trust, the Board considered information for the fiscal year ended December 31, 2014. However, the discussion of the Funds’ advisory fees in the “Investment Management Fees/Subadvisory Arrangements” section is based on information for the twelve-month period ended June 30, 2015. Please reconcile or explain supplementally the reason for this discrepancy.

Response: The Registrant confirms that the Board considered information for the twelve-month period ended June 30, 2015 and has revised this disclosure accordingly.

Federal Income Tax Consequences

10. SEC Staff Comment: Please enhance disclosure in the “Federal Income Tax Consequences” section to state that the Funds may hold capital loss carryforwards, and that the Reorganizations could limit the Funds’ ability to use such capital loss carryforwards.

Response: The following sentence has been added to this section:

“The Funds do not have any capital loss carryforwards. Even if the Funds did have capital loss carryforwards it would not be relevant to the tax treatment of the contract holders.”

Pro Forma Financial Information

11. SEC Staff Comment: Please confirm that the Registrant is aware of the SEC Staff’s guidance as set forth in the AICPA Audit Risk Alert, “Investment Companies Industry Developments 2010-2011.” Please enhance the disclosure in the pro forma financial statements in the Statement of Additional Information to address the SEC Staff’s guidance.

Response: Registrant confirms it is aware of the SEC Staff’s guidance. Registrant has enhanced the disclosure to specifically address each of the points raised in the Staff’s guidance, and in particular (i) a discussion of general tax consequences in addition to the capital loss carryforward information and (ii) a discussion of any portfolio realignment, if any, that will take place.

Disclosure Comments

Overview of the Reorganizations

12(a) SEC Staff Comment: The defined terms “Exchange Date” and “Closing Date” are used interchangeably in the “Overview of the Reorganization.” Please clarify as necessary.

Response: Accepted. The phrase “the date the Reorganization is consummated” has been added in place of “Closing Date.”

12(b) SEC Staff Comment: Please consider including a “Q&A” section that discusses the material aspects of each Reorganization.

Response: The Registrant respectfully declines to include a separate “Q&A” section in the Proxy Statement/Prospectus. The Registrant believes that the Proxy Statement/Prospectus is presented in a clear, concise, and understandable manner, and the layout of the document is streamlined and easily readable to shareholders.

12(c) SEC Staff Comment: Please confirm supplementally that a shareholder vote is not required for any other matter relating to the Reorganizations.

Response: Confirmed.

12(d) SEC Staff Comment: In the “Overview of the Reorganizations” section, please disclose that there can be no guarantee that the potential benefits to contract holders will be realized.

Response: Accepted.

12(e) SEC Staff Comment: With respect to JHIMS’s obligation to bear all of the expenses of the Reorganization of Money Market Trust B and Money Market Trust, please clarify whether this is a contractual obligation and whether the arrangement was considered by the Board.

Response: JHIMS’ contractual expense limitation arrangements (discussed above) effectively require JHIMS to reimburse all of the expenses of the Reorganization (other than any brokerage commissions and other transaction costs, if any). The Board considered that the expense limitation arrangements would benefit the Funds’ shareholders.

Proposal 1

13(a) SEC Staff Comment: Please explain why the Registrant believes it is appropriate to disclose the Funds’ investment policies and risks effective April 6, 2016. In addition, please confirm that any material differences between the Funds’ investment restrictions have been disclosed.

Response: The Registrant believes that it is appropriate to describe the Acquiring Fund in the form that it will be offered upon the date of the shareholder meeting at which the Reorganization will be considered. The Registrant also notes that the changes to each Fund’s investment policies and risks becoming effective April 6, 2016 have been previously disclosed to shareholders of the Funds in a supplement that was filed with the SEC on December 21, 2016. The Registrant confirms that any material differences between the Funds’ investment restrictions have been disclosed.

13(b) SEC Staff Comment: With respect to the Funds’ expense reimbursement arrangements, please confirm supplementally whether amounts reimbursed pursuant to these arrangements can be recouped by the reimbursing party. If such expenses can be recouped, please revise the disclosure accordingly.

Response: The Registrant confirms that amounts reimbursed pursuant to the expense limitation arrangements cannot be recouped by the reimbursing party.

13(c) SEC Staff Comment: Please explain supplementally the Registrant’s basis for restating the Funds’ Annual Fund Operating Expenses as of April 6, 2016.

Response: As provided to the SEC Staff previously in separate correspondence dated February 17, 2016, the Board approved an amendment to the Funds’ advisory agreement, which reduced the Funds’ management fee rates effective April 6, 2016. The Registrant believes that this approach is consistent with Instruction 3(d)(ii) and (iii) to Item 3 of Form N-1A, which state that a fund may restate its annual fund operating expenses to reflect changes “that would materially affect the information disclosed in the table,” including “a decrease in expenses….that is expected to occur during the current fiscal year.”

13(d) SEC Staff Comment: To the extent that the Acquired Fund’s expense cap has no termination date, please include a discussion of the differences between the expense cap for the Acquired Fund and the combined Acquiring Fund, and explain any potential negative impact on the Acquired Fund’s contract holders because of the change in expense cap. To the extent that the Board considered the change in expense cap, please discuss the Board’s considerations.

Response: Accepted. The fourth consideration for Proposal 1 has been revised to state the following:

“Money Market Trust B assets will be transferred to the Series NAV class of Money Market Trust, which will be subject to a contractual expense cap of 28 basis points, which is the same level of expense cap as is currently applied to Money Market Trust B. While the contractual expense cap for Money Market Trust B currently benefits from an expense cap that has no fixed expiration date, the expense cap applicable to Series NAV of Money Market Trust would continue for a 2 year period after the Reorganization.”

Proposal 2

14. SEC Staff Comment: The Portfolio Turnover paragraph in the “Comparison of, and Effect on, Fund Operating Expenses” discloses that the portfolio turnover rates for Bond Trust exclude merger activity. Please revise the disclosure to clarify what “merger activity” means, and explain supplementally why merger activity should be excluded from the portfolio turnover calculation.

Response: The reference to “merger activity” refers to the fact that Bond PS Series, another series of the Registrant, merged into Bond Trust on November 7, 2014. The disclosure has been revised to insert “relating to the merger of another series of JHVIT with and into Bond Trust in November 2014” at the end of the relevant parenthetical.

Reasons for the Reorganizations

15. SEC Staff Comment: Please revise the third and fourth paragraph of the “Reasons for the Reorganizations” section to disclose whether the expense waiver applicable to Real Return Bond Trust was voluntary or contractual in nature.

Response: Accepted. The disclosure has been revised to state that the expense waiver was voluntary.

Board Consideration of the Reorganizations

16(a) SEC Staff Comment: The first paragraph in the “Board Consideration of the Reorganizations” section states that the Board “reviewed information and materials regarding the Reorganizations presented or prepared by, among others, the Advisor.” Please describe supplementally (i) the identity of any party, besides JHIMS, that provided information or materials in connection with the Board’s consideration of the Reorganizations; (ii) the types of materials provided; (iii) whether the party is an affiliate of a Fund; (iv) whether the party was compensated for its services; (v) whether JHIMS or a Fund incurred the relevant costs; and (vi) whether any such arrangements gave rise to potential conflicts of interest.

Response: The Registrant confirms that the Advisor provided all materials in connection with the Board’s consideration of the Reorganizations. The disclosure has been revised to remove the words “among others.”

16(b) SEC Staff Comment: Please disclose any Board considerations with respect to the effects of the Reorganizations on the Acquiring Funds.

Response: The Board considered, among other things, the effect of each Reorganization on the annual fund operating expenses of each Acquiring Fund. The Registrant respectfully declines to add disclosure regarding these Board considerations given that the Proxy Statement/Prospectus is being prepared to seek approval of each Reorganization solely by shareholders of the relevant Acquired Funds.

16(c) SEC Staff Comment: The Cover Letter states that the Board believes the Reorganizations will “benefit” shareholders of the applicable Acquired Fund, while the “Board Consideration of the Reorganizations” section states that the Board concluded that the Reorganizations are “in the best interests” of shareholders. For consistency, please consider revising the Cover Letter to use the phrase “best interests.”

Response: Accepted.

16(d) SEC Staff Comment: Please disclose that the Reorganizations were approved by a majority of the non-interested trustees.

Response: Accepted.

16(e) SEC Staff Comment: The first paragraph in the “Board Consideration of the Reorganizations” section states that the Board reviewed performance information as of October 31, 2015. However, the Performance section for each Fund includes performance information as of December 31, 2015. Please reconcile or explain supplementally the reason for this discrepancy.

Response: The Board meeting at which the Reorganizations were approved was held on December 8-10, 2015, before the updated performance information disclosed in this section became available.

16(f) SEC Staff Comment: Please disclose a brief summary of the Board’s considerations, if any, of potential negative impacts of the Reorganizations.

Response: The Registrant believes that the disclosure added in response to comment 13(d) regarding the terms of each Fund’s expense cap arrangement for Proposal 1, and comment 4 regarding the expected expenses of the Proposal 2, adequately describe potential negative impacts of the Reorganizations considered by the Board.

16(g) SEC Staff Comment: Please discuss any potential conflicts of interest that arise from the Acquired and Acquiring Funds having a common board.

Response: Boards and independent trustees must continually consider potential conflicts of interest inherent in making decisions applicable to more than one fund. The Registrant respectfully notes that Rule 17a-8 has been carefully constructed by the SEC and specifically contemplates a merger between funds with a common board. As noted in the proposing release to Rule 17a-8, a common board’s determination that a merger is in the best interests of each of the acquiring fund and the acquired fund is “a matter of fundamental fiduciary principles inherent in the standard of care and duties of loyalty imposed by section 36(a) of the [Investment Company Act of 1940].” Accordingly, the Board’s approval of each Reorganization as in the best interests of shareholders of each Fund does not differ from the Board’s consideration of any other matter that would impact more than one Fund overseen by the Board.

16(h) SEC Staff Comment: The eighth Board consideration for Proposal 1 states that “changing Money Market Trust into a fund that is a U.S. government money market fund will avoid potential issues with state insurance laws.” Please explain supplementally the state insurance laws that this statement is referring to.

Response: Many states require variable insurance products to provide a free look period before money is invested in the insurance product. During the free look period assets may be invested in a money market fund. If the money market fund were a retail money market fund subject to fees and gates under the recently adopted amendments to Rule 2a-7 it could conflict with this state requirement to return the assets at the end of the free look period.

16(i) SEC Staff Comment: The tenth Board consideration for Proposal 1 indicates that the Reorganization will be postponed to the extent that the difference between the amortized cost and mark-to-market valuation of either Fund’s shares as of the Exchange Date exceeds a specified amount, unless the Board determines in its discretion to proceed with the Reorganization on the Exchange Date. Please describe the Board’s considerations with respect to this term of the Agreement and Plan of Reorganization. In addition, please enhance the disclosure to explain what would occur if the Reorganization is postponed or if it is ultimately not consummated.

Response: The following disclosure has been added as the last sentence of the fourth to last paragraph in the summary of the Agreement and Plan of Reorganization and the tenth Board consideration for Proposal 1:

“If the Reorganization is postponed under this term, the Board will consider the possible courses of action discussed above, including terminating the Plan and liquidating the Acquired Fund.”

16(j) SEC Staff Comment: The fourth Board consideration for Proposal 2 indicates that “Bond Trust outperformed Real Return Bond Trust for the one-, three- and five-year periods ended September 30, 2015.” Please consider adding relevant disclosure to an appropriate location in the Proxy Statement/Prospectus.

Response: As discussed in response to Comment 16(e) above, the Board meeting at which the Reorganizations were approved was held on December 8-10, 2015. The Board was provided with the most recent available performance information available as of the date of the meeting, which reflected the Funds’ returns for the 12-month period ending September 30, 2015. The Registrant has included updated performance information as of December 31, 2015 in the Proxy Statement/Prospectus, which complies with Form N-1A disclosure requirements. The Registrant therefore respectfully declines to add additional performance disclosure for non-standard periods when more recent performance information that complies with Form N-1A is available.

Additional Information About the Funds’ Investment Policies

17. SEC Staff Comment: Please revise the “Additional Information About the Funds’ Investment Policies” section to indicate whether a particular investment policy is principal or non-principal. In addition, please confirm that all material differences in the Funds’ investment policies are disclosed in the “Comparison of Acquired and Acquiring Funds” section.

Response: The disclosure in this section has been revised to clarify whether a particular investment policy is principal or non-principal with respect to each Fund. The Registrant confirms that all material differences in the Funds’ investment policies are disclosed in the “Comparison of Acquired and Acquiring Funds” section.

Outstanding Shares and Share Ownership

18. SEC Staff Comment: Please complete the “Outstanding Shares and Share Ownership” section prior to filing.

Response: Accepted.

General Comment

19. SEC Staff Comment: Please provide the appropriate “Tandy” representations and response letter via EDGAR correspondence.

Response: Accepted. These representations are set forth below.

* * *

We hope that the foregoing is responsive to your request made on February 17, 2016. Please do not hesitate to contact the undersigned at 202.261.3460 if you have any questions concerning the foregoing. The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in Proxy Statement/Prospectus;

•	the effectiveness of Proxy Statement/Prospectus will not foreclose the SEC from taking any action with respect to the registration statement; and

•	the Registrant may not assert the effectiveness of Proxy Statement/Prospectus as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Very truly yours,

/s/ Philip T. Hinkle
Philip T. Hinkle

Appendix A

In the North American Security Trust no-action letter (SEC no-act., avail. August 5, 1994), the SEC staff articulated the five factors that should be considered in assessing whether a fund created by the combination of three funds should be permitted to use the predecessor performance of one of the predecessor funds and, if so, which predecessor fund. Specifically, the SEC Staff stated that an analysis should be conducted on each of the five factors to determine whether the combined or resulting fund more closely resembles one or another fund in each of these areas. The staff has subsequently endorsed these same factors more generally in determining the “performance survivor” of transactions involving a combination of funds.

Similarly, American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide for Investment Companies Committee (“Audit Guide”) cites the same five factors in determining which fund, based on continuity or dominance in these areas, should be the survivor for financial reporting purposes following a combination transaction. (Chapter 8, Section 8.44)

The five factors articulated in both North American Security Trust and the Audit Guide are:

•	Portfolio management;

•	Portfolio composition;

•	Investment objectives, policies, and restrictions;

•	Expense structures and expense ratios;

•	Asset size.

Each of these factors, as applied to the proposed reorganizations, is analyzed below:

I. Reorganization of Money Market Trust B into Money Market Trust

•	Portfolio Management – The subadviser and portfolio manager of the Acquired Fund are the same as those of the Acquired Fund, which subadviser and portfolio manager will continue in those capacities with the combined fund.

•	Investment Objectives, Policies and Strategies – Prior to and following the change to the Funds’ investment objectives and strategies as disclosed in the Proxy Statement/Prospectus, both Funds have the same investment objective (current income consistent with preservation of principal and liquidity) and investment strategies.

•	Portfolio Composition – Because the Acquired Fund and the Acquiring Fund share the same subadviser, portfolio manager, investment objective, policies and strategies, the portfolio composition of the combined fund is expected to remain substantially the same. Historically, the Funds have shared the same investment strategies and, as a result, their portfolios have overlapped significantly.

•	Expense Structures and Expense Ratios – The Acquired Fund and the Acquiring Fund historically had the same management fee schedule, and will continue to have the same management fee schedule after the amendment to the Funds’ advisory agreement becomes effective on April 6, 2016. Although the management fee schedule for the combine fund will be identical to that of both the Acquired Fund and Acquiring Fund, the operation of breakpoints and resulting lower management fee is expected to more closely resemble that of the Acquiring Fund due to its larger asset size.

•	Asset Size – At December 31, 2014, the net assets of the Acquired Fund were $397,226,821 while the net assets of the Acquiring Fund were $2,109,188,526, or over five times as large as the Acquired Fund. Thus, combined fund will most closely resemble the Acquiring Fund in size.

II. Reorganization of Real Return Bond Trust into Bond Trust

•	Portfolio Management – The Funds have different portfolio management teams and subadvisers. The Acquired Fund’s subadviser is Pacific Investment Management Company LLC. The Acquiring Fund’s subadviser is John Hancock Asset Management, which will serve as the subadviser to the combined fund, and the Acquiring Fund’s portfolio managers will serve as portfolio managers of the combined fund. Thus, the combined fund will most closely resemble the Acquiring Fund in terms of the identity of its portfolio management.

•	Investment Objectives, Policies and Strategies – Although the Funds both invest primarily in fixed income securities, they do not have the same investment objectives, policies and strategies. The combined fund will retain the Acquiring Fund’s investment objective, policies and strategies. As such, the combined fund will most clearly resemble the Acquiring Fund.

•	Portfolio Composition – Because the Acquired Fund and the Acquiring Fund do not have the same investment objective, policies and strategies, it is estimated that all of the Acquired Fund’s portfolio securities will be sold and invested in securities in accordance with the combined fund’s investment objective, policies and strategies. The combined fund will, therefore, most closely resemble the Acquiring Fund with respect to portfolio composition.

•	Expense Structures and Expense Ratios – The Acquired Fund historically had a higher management fee schedule and higher expense ratios than those of the Acquiring Fund. As set forth in the Proxy Statement/Prospectus, the combined fund’s management fee schedule and expense ratio will be identical to those of the Acquiring Fund. Thus, the combined fund will most closely resemble the Acquiring Fund in expense structures and ratios.

•	Asset Size – At December 31, 2015, the net assets of the Acquired Fund were $381,364,297 while the net assets of the Acquiring Fund were 1,962,224,682, or over five times as large as the Acquired Fund. Thus, combined fund will most closely resemble the Acquiring Fund in size.

For these reasons, we believe that it is appropriate to treat the Acquiring Funds as the accounting and performance survivor with respect to each Reorganization.